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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AT HOME CORPORATION
             ------------------------------------------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    045919101
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                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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      This Amendment No. 3 amends the Schedule 13D originally filed on March 19,
1999 (as amended by Amendment No. 1 filed on March 30, 2000, and Amendment No. 2 filed on September 5, 2000, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment No. 3 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B common stock, par value $.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment
No. 3.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

            On January 11, 2001, AT&T received notices of exercise from each of Comcast and Cox of the Puts that were originally granted by AT&T to each of Comcast and Cox pursuant to the Letter Agreement and that relate to shares of Series A Common Stock. Together, these Put exercises provide for AT&T to purchase from Cox and Comcast, or their respective subsidiaries, an aggregate of 60,367,780 shares of Series A Common Stock at the price of $48 per share, with the consideration for such Series A Common Stock shares to be paid by AT&T in shares of AT&T common stock.

            The foregoing description of the notices of exercise is qualified in its entirety by reference to the text of the notices of exercise of each of Comcast and Cox, which are filed as Exhibits 1 and 2, respectively, to this amendment and are hereby incorporated by reference herein in their entirety.


ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended by incorporating and repeating at the end thereof the response to Item 3 set forth above in this Amendment No. 3.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Schedule 13D is hereby amended by incorporating and repeating at the end thereof the response to Item 3 set forth above in this Amendment No. 3.

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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1. Notice of exercise, dated January 11, 2001, by Comcast of the Put granted by AT&T pursuant to the Letter Agreement.

      2. Notice of exercise, dated January 11, 2001, by Cox of the Put granted by AT&T pursuant to the Letter Agreement.

      3.    Press Release, dated January 12, 2001.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2001

                                    AT&T CORP.

                                    By:   /s/ Marilyn Wasser
                                         -------------------------------
                                    Name:   Marilyn Wasser
                                    Title:  Vice President - Law & Corp. Secy.



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                              INDEX OF EXHIBITS


Exhibit No.   Item
-----------   ----

     1. Notice of exercise, dated January 11, 2001, by Comcast of the Put granted by AT&T pursuant to the Letter Agreement.


     2. Notice of exercise, dated January 11, 2001, by Cox of the Put granted by AT&T pursuant to the Letter Agreement.

     3.       Press Release, dated January 12, 2001.


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